EXHIBIT 99.1

General Meeting approves buyback authorization

Norsk Hydro ASA on December 1, 2004 arranged an extraordinary General Meeting. The General Meeting approved a capital reduction equivalent to around 2 percent of the share capital. The capital reduction is part of Hydro's buyback program which was approved by the Annual General Meeting on May 11, 2004. The General Meeting also approved a new buyback program.

The capital reduction involves cancellation of 2,808,810 shares bought in the market, and redemption and cancellation of 2,191,190 shares belonging to the Norwegian State. The state's ownership of 43.82 percent remains unchanged after this capital reduction.

The General Meeting also approved a new authorization for the Board to buy back shares, valid for the next 18 months. The authorization is limited to 5,617,621 shares to be bought in the market at prices between NOK 200 and NOK 700 per share, and the intention is to cancel the shares in the future. Based on an agreement with the Norwegian State, Hydro's largest shareholder, a proportional part of the state's shares will be redeemed and cancelled, leaving the state's ownership unchanged. In total up to 10 million shares may be cancelled, corresponding to around 4 percent of the company's outstanding shares. This cancellation needs to be approved by a future General Meeting, and requires a two-thirds majority.

Contact     Idar Eikrem
Telephone  (+47) 22 53 32 73
Cellular   (+47) 95 02 83 63
E-mail      Idar.Eikrem@hydro.com

Contact     Tor Steinum
Telephone  (+47) 22 53 27 31
Cellular   (+47) 95 08 39 33
E-mail      Tor.Steinum@hydro.com